UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For June 23, 2008

Commission File No. 001-32860

SHANGHAI CENTURY ACQUISITION CORPORATION

(Name of Reporting Company)

23rd Floor, Shun Ho Tower,
24-30 Ice House Street, Central,
Hong Kong SAR, China

 (Address Of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Other Events

On June 23, 2008, Shanghai Century Acquisition Corporation (the “Company”) issued a press release announcing its intention to convene a General Extraordinary Meeting of the Shareholders on July 8, 2008, to consider and approve a proposal for the appointment of Cosimo Borrelli and Jacqueline Walsh, both of Borrelli Walsh Limited, to act jointly and severally as liquidators of the Company in relation to the Company’s voluntary liquidation. The press release is furnished as Exhibit 99.1 to this Report of Foreign Issuer on Form 6-K.

Exhibits

99.1	Press Release dated June 23, 2008

The information in this Report, including the exhibit furnished herewith, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 23, 2008	SHANGHAI CENTURY ACQUISITION CORPORATION By: /s/ Anthony K. Y. Lo Name: Anthony Kai Yiu Lo Title: Chairman of the Board and Co-Chief Executive Officer